HOMEFREE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

HOMEFREE, LLC
TABLE OF CONTENTS
DECEMBER 31, 2016

CAIN, BOURRET, JARRY & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Stephen A. Cain, CPA
Steven R. Bourret, CPA
Renee B. Plummer, CPA

David A. Jarry, CPA, MST
Frederic G. Holdsworth, CPA
Kathleen M. Resmini, CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Member of
Homefree, LLC
Windham, New Hampshire

We have reviewed the accompanying financial statements of Homefree, LLC (a New Hampshire limited liability company), which comprise the balance sheet as of December 31, 2016, and the related statement of operations and member's equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Cain, Bourret, Jarry & Associates, LLC

Dracut, Massachusetts
October 11, 2018

1595 Lakeview Avenue • Dracut, MA 01826 • Voice: (978) 957-1421 • Fax: (978) 957-3480

HOMEFREE, LLC.
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

		2016
CURRENT ASSETS		
Cash	$	67,018
Accounts receivable, net of allowance of $14,494		124,803
Inventory - raw materials and work in process		212,065
Employee loans		3,273
Total Current Assets		407,160
PROPERTY AND EQUIPMENT		
Baking equipment		778,410
Equipment		77,391
Leasehold Improvements		504,366
		1,360,167
Less: accumulated depreciation		(584,642)
Property and Equipment, Net		775,525
OTHER ASSETS		
Security Deposit		7,004
TOTAL ASSETS	$	1,189,689

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Line of credit	$	443,734
Accounts payable		100,929
Credit cards payable		9,651
Payroll liabilities		3,757
Current portion of notes payable - equipment		121,222
Current portion of notes payable - bank		14,401
Total Current Liabilities		693,694
LONG TERM LIABILITIES		
Notes payable - equipment		160,897
Notes payable - bank		560,263
Total Long Term Liabilities		721,160
TOTAL LIABILITIES		1,414,854
MEMBER'S EQUITY (DEFICIT)		
Equity (deficit)		411,271
Net income (loss)		(636,436)
Total Member's Equity (Deficit)		(225,165)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,189,689

See independent accountants' review report and notes to financial statements.

HOMEFREE, LLC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

	2016
SALES	$ 1,341,543
Less distributor discounts	(182,174)
NET SALES	1,159,369
COST OF GOODS SOLD	
Direct labor	306,851
Materials	378,898
Freight in	55,966
Payroll taxes	25,055
Depreciation	58,471
TOTAL COST OF GOODS SOLD	825,241
GROSS PROFIT	334,128
GENERAL AND ADMINISTRATIVE EXPENSES - SCHEDULE I	854,263
INCOME (LOSS) FROM OPERATIONS	(520,135)
OTHER INCOME AND EXPENSES	
Interest expense	(73,110)
Bad debts	(14,494)
Donations	(28,697)
TOTAL OTHER INCOME AND EXPENSES	(116,301)
NET INCOME (LOSS)	(636,436)
MEMBER'S EQUITY (DEFICIT), BEGINNING OF YEAR	(13,139)
CONTRIBUTIONS TO EQUITY	424,410
MEMBER'S EQUITY (DEFICIT), END OF YEAR	$ (225,165)

See independent accountants' review report and notes to financial statements.

HOMEFREE, LLC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

		2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$	1,040,884
Cash paid to suppliers and employees		(1,506,531)
Interest paid		(73,110)
Net cash provided (used) by operating activities		(538,757)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and equipment purchased		(315,586)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional capital contributed by member		424,410
Net borrowings on line of credit		243,734
Notes payable from bank financing		290,983
Principal payments on long term debt		(61,747)
Net cash provided (used) by financing activities		897,380
NET INCREASE IN CASH		43,037
CASH, BEGINNING OF YEAR		23,981
CASH, END OF YEAR	$	67,018
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
NET INCOME (LOSS)	$	(636,436)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Depreciation and amortization		79,406
Provision for uncollectable accounts		14,494
(Increase) decrease in accounts receivable		(46,826)
(Increase) decrease in inventory		21,835
Increase (decrease) in other current assets		(1,417)
Increase (decrease) in accounts payable		39,953
Increase (decrease) in credit cards		5,086
Increase (decrease) in accrued liabilities		(14,852)
Total adjustments		97,679
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$	(538,757)

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

The company purchased equipment in the amount of $69,015 that was financed through a 5 year capital lease arrangement.

See independent accountants' review report and notes to financial statements.
5

Note 1   **ORGANIZATION AND NATURE OF OPERATIONS**

Homefree, LLC (a New Hampshire Limited Liability Company) was formed and registered with the Secretary of State under the laws of New Hampshire on March 18, 2005 under the name of Gak Snacks, LLC. On August 29, 2008 management changed the name to Homefree, LLC and expanded its operations. The Company's principal business is dedicated to baking gluten free and allergy friendly cookies.

Note 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The summary of significant accounting policies of the Company is presented to assist in understanding the its financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition.

Sales are recorded when the products are shipped and title transfers. Shipping and handling costs are included in cost of goods sold.

Advertising.

The Company expenses the costs of advertising and marketing the first time the advertising takes place. For the year ended December 31, 2016 the LLC has not capitalized advertising costs.

Cash and Equivalents.

The Corporation considers all highly liquid investments, with a maturity of three months or less, to be cash equivalents for the purpose of determining cash flows. There were no cash equivalents for the year ended December 31, 2016

Accounts Receivable.

Accounts receivable are presented in the balance sheet net of uncollectible amounts. The Company records an allowance for estimated uncollectible accounts that approximates anticipated losses. Receivables are evaluated by management as to their collectability on an individual basis prior to an allowance being established.

Inventory

The inventory consists of product ingredients and shipping supplies and is valued at the lower of cost or market, determined by the first-in first-out method.

Note 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Property and Equipment.

Property and equipment is recorded at cost. For financial reporting purposes, property and equipment is depreciated using the straight-line method over the estimated useful life of the asset. For income tax purposes, assets are depreciated using straight-line and accelerated methods. The estimated useful lives used in the calculation of depreciation for financial statement purposes are as follows:

Baking Equipment	7 years
Equipment	5-7 years
Leasehold Improvements	15-39.5 years

Maintenance and repairs are charged to operations when incurred while significant improvements and replacements that materially extend the useful life of the assets are capitalized. When assets are retired or are otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the operations for the period.

Compensated Absences

Employees earn vacation and personal time based on length of service with the company. Carryover is allowed for unused vacation and/or sick time; accordingly, a liability has been recorded in the Company's financial statements as of December 31, 2016. The Company's policy is to adjust the balance of uncompensated sick time at year end.

Income Taxes

The LLC is a disregarded entity for tax purposes. A disregarded entity refers to a business entity with one owner that is not recognized for tax purposes as an entity separate from its owner.

The member accounts for income taxes and measuring uncertain tax positions in accordance with income tax accounting guidance in Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. The member follows the statutory requirements for her income tax accounting and generally avoids risks associated with potentially problematic tax positions that may be challenged upon examination.

The member's federal and state tax returns are generally subject to examination by the taxing authorities until the expiration of the related statute of limitations on those returns. In general, the federal and state income tax returns have a three year statute of limitations.

Note 3   **CONCENTRATION OF CREDIT RISK**

The Company maintains its cash balances in bank accounts of high quality credit financial institutions. The balances, at times, may exceed federally insured limits (FDIC). Pursuant to Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the standard maximum insurance amount was permanently raised to $250,000. At December 31, 2016, the Company's cash balance did not exceed the FDIC insurance limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. The Company monitors the credit-worthiness of the financial institutions in which it deposits money.

Note 4   **EMPLOYEE LOANS**

At December 31, 2016, the company periodically has made loans available to their employees. The loans have no specific repayment terms and are interest free.

Note 5   **NOTES PAYABLE - EQUIPMENT**

The Company has four notes payable used to finance the purchase of equipment. The notes payable are secured by the purchased equipment and are personally guaranteed by the sole member of the Company. The notes bear interest ranging between 3.651-8.608% and is payable monthly along with stated principal.

Total notes payable	$ 282,119
Less current portion	(113,918)
Total long-term notes payable	$ 168,201

At December 31, 2016, future maturities of long-term notes payable are as follows:

2017	$ 113,918
2018	80,602
2019	56,242
2020	20,107
2021	11,250
	$ 282,119

Note 6   **NOTE PAYABLE – BANK**

The Company has a note payable with Enterprise Bank and Trust Company:

The first is a demand note with an initial date of December 30, 2008 and a maturity date of November 15, 2040. Monthly payments are $3,212 with a current interest rate of 4.25%. The balance at December 31, 2016 is $539,664.

Total notes payable	$ 574,664
Less current portion	(14,401)
Total long-term notes payable	$ 560,263

At December 31, 2016, future maturities of long-term notes payable are as follows:

2017	$ 14,401
2018	15,025
2019	15,676
2020	16,355
Thereafter	513,207
	$ 574,664

See independent accountants' review report.

Note 7   **LINE OF CREDIT**

The Company has a commercial line of credit with a maximum limit of $500,000. Monthly payments of interest only are current being made. The note has a maturity date of December 31, 2075. The balance at December 31, 2016 was $443,734 and the interest rate was 4.5%. Currently the interest rate has increased to 6.25%.

Note 8   **FAIR VALUE INSTRUMENTS**

Generally, accepted accounting principles establish a framework for measuring fair value.

Fair value is the amount that would be received to sell an asset, or paid to settle a liability, in an orderly transaction between market participants at the measurement date. Accounting principles require the use of observable market data, when available, in making fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The LLC's financial instruments, none of which are held for trading purposes, consists primarily of cash, accounts receivable, accounts payable and accrued expenses. The LLC estimates the carrying amount of these financial instruments approximate their fair value due to their short-term nature.

The carrying amount of the LLC's notes payable generally approximates their fair value at December 31, 2016 as their current interest rate approximates market rates.

Note 9   **SUBSEQUENT EVENTS**

Management has evaluated events and transactions for subsequent events that would affect the financial statements through October 11, 2018, the date the financial statements were first available to be issued.

On January 10, 2017, management returned a stainless steel bucket elevator in return for a reduction in the related note payable. The note was adjusted down by a net amount of $42,914 for the fair market value of the returned equipment less a restocking fee. The new note balance is $111,171. The revised note payable will consist of 28 monthly payments of $4,262 and 1 final payment of $1,274.

SUPPLEMENTARY INFORMATION

HOMEFREE, LLC.
SUPPLEMENTARY SCHEDULE OF OPERATING COSTS
DECEMBER 31, 2016

	2016
GENERAL AND ADMINISTRATIVE EXPENSES - SCHEDULE I	
Salaries and wages	$ 160,012
Payroll taxes	11,381
Advertising and marketing	82,700
Bank charges	3,204
Auto expense	3,299
Certfication fees	23,491
Commisions	43,178
Distributor marketing and fees	86,153
Consultants	13,995
Insurance	37,644
Dues and subscription	1,750
Office supplies and expense	8,685
Supplies	53,330
Depreciation	20,935
Employee benefits	22,260
Professional fees	14,298
Trade Shows	21,040
Licenses and permits	952
Taxes	5,563
Retainers	40,775
Rent	111,581
Repairs and maintenance	18,866
Shipping expense	15,216
Telephone	10,844
Travel and meals	14,201
Utilities	28,910
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 854,263

See independent accountants' review report and notes to financial statements.

11